
SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 6 2010
WASH, D.C.
189



SECURITII 10032766)N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 37105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2009 (MM/DD/YY) AND ENDING 9/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nutmeg Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Riverside Avenue
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Rochlin 203-255-3838
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Matthew Rochlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nutmeg Securities, LLC, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CFO

Title

Notary Public


DALE BROWN
My Commission
NOTARY
PUBLIC
EXPIRES
04-30-2012
CONNECTICUT

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUTMEG SECURITIES, LLC

STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2010

NUTMEG SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass


SEC MAIL PROCESSING
RECEIVED
NOV 26 2010
WASH, D.C.
189
SECTION

INDEPENDENT AUDITORS' REPORT

To the Members of
Nutmeg Securities, LLC

We have audited the accompanying statement of financial condition of Nutmeg Securities, LLC, (the "Company") as of September 30, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nutmeg Securities, LLC, as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
November 23, 2010

NUTMEG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

September 30, 2010

ASSETS		
Cash and cash equivalents	$	47,852
Deposit with clearing organization		100,175
Receivable from clearing broker		284,206
Property and equipment, net		37,795
	$	470,028
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities, accrued expenses	$	99,939
Members' capital		370,089
	$	470,028

See accompanying notes to financial statements.

1. Nature of operations

Nutmeg Securities, LLC, (the "Company") is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is approved to conduct business on the NASDAQ OMX BX, Chicago Stock Exchange, NASDAQ Stock Market, BATS Exchange Inc. and NYSE ARCA Inc. The Company provides brokerage services to the general public as well as to financial institutions.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers amounts held in money market accounts at banks to be cash equivalents.

Deposit with Clearing Organization

Deposit with clearing organization consists of a good faith deposit maintained by the Company with its broker.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the straight-line basis as follows:

Asset	Useful Life
Furniture and fixtures	5 years
Office equipment	3 years
Leasehold improvements	Term of lease

Commission Income

The Company records proprietary transactions and commission revenues and related expenses on a settlement date basis, which does not differ materially from trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Allocation of Profit and Loss

Net gains and losses of the Company are allocated to the members in proportion to each member's respective ownership percentage.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their respective income tax returns. The Company's year end for tax purposes is December 31.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces retained earnings. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended September 30, 2010. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended September 30, 2010.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Subsequent Events

These financial statements were approved by management and available for issuance on November 23, 2010. Subsequent events have been evaluated through this date.

3. Property and equipment

Details of property and equipment at September 30, 2010 are as follows:

Leasehold improvements	$ 48,088
Office equipment	219,696
	267,784
Less accumulated depreciation and amortization	(229,989)
	$ 37,795

Depreciation expense for the year was approximately $4,200.

4. Liabilities subordinated to claims of general creditors

Subordinated borrowings consisted of notes payable to two stockholders of the parent corporation. Interest was payable based on a simple interest rate of 12% per annum. The notes matured on December 31, 2009 and were subordinated to the claims of creditors described below. The above notes were approved as subordinated borrowings by FINRA.

A subordinated note is subordinated to all existing and future claims of all nonsubordinated creditors of the Company and constitutes part of the Company's net capital, as defined, under the Uniform Net Capital Rule. Subordinated notes may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

During the year ended September 30, 2010, interest incurred on the above notes amounted to approximately $12,500.

5. Notes payable

On December 31, 2009, the Company entered into note agreements with two stockholders of the parent corporation. Interest was payable based on a simple interest rate of 12% per annum with no stated maturity date. The notes were repaid on April 20, 2010.

During the year ended September 30, 2010, interest incurred on the above notes amounted to approximately $5,000.

6. Related party transactions

In the ordinary course of business, the Company will record receivables for expenses paid on behalf of a related party for use of certain services. These receivables are offset by certain advances made by the related party to the Company, as well as amounts owed under the office sublease agreement whereby the Company subleases office space from the related party.

7. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2010, the Company's net capital was approximately $327,000 which was approximately $227,000 in excess of its minimum requirement of approximately $100,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Benefit plan

The Company has sponsored a 401(k) savings plan (the "Plan") for all eligible employees. The Company at its discretion may match employee contributions to the Plan and may make a profit sharing contribution to the Plan, which is allocated to employees based on the provisions of the Plan. For the year ended September 30, 2010, the Company did not make or accrue any material contributions to the Plan.

10. Commitments

The Company has entered into a sublease with a related party (see Note 6), which contains provisions for rent escalations based on increases in certain costs incurred. Aggregate future rental payments as approximately as follows:

Year ending September 30,		
2011	$	31,000
2012		32,000
2013		39,000
2014		14,000
	$	116,000

11. Concentrations of credit risk

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the fair value reflected on the statement of financial condition and may result in a gain or loss to the Company.

The Company maintains its cash balances in various financial institutions. At times, the Company's cash balances with these institutions exceeded the insured amount under the Federal Deposit Insurance Corporation ("FDIC") of $250,000.

12. Subsequent events

In October 2010, the Company signed a letter of intent received from an independent third party, whereby the third-party is considering the acquisition of 100% of the outstanding capital stock of the Company upon receipt of final regulatory approval in exchange for a predetermined cash sum.